FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	30% or More Changes in Sales or Profits/Losses
2.	Forecasts for Business Results (Fair Disclosure)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 15, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

30% or More Changes in Sales or Profits/Losses

	1. Details of Changes in Sales or Profits/Losses	Fiscal Year (2004)	Fiscal Year (2003)	Increase or Decrease	Amount Increased/ Decreased	Increase/ Decrease Rate(%)
	- Sales(KRW)	53,192,536,645	56,974,641,250	-	-3,782,284,605	-6.6
	- Operating Income(KRW)	20,433,270,829	32,809,679,141	Income Decrease	-12,376,408,312	-37.7
	- Ordinary Income(KRW)	24,916,308,123	39,833,804,265	Income Decrease	-14,917,496,142	-37.4
	- Net Income(KRW)	20,734,782,061	33,497,978,993	Income Decrease	-12,763,196,932	-38.1
	2. Financial Status	Fiscal Year (2004)		Fiscal Year (2003)
	- Total Assets(KRW)	216,267,980,070		206,801,186,940
	- Total Liabilities(KRW)	11,294,812,593		15,249,317,109
	- Capital Stock(KRW)	6,485,000,000		2,185,000,000
	- Total Shareholders’ Equity (KRW)	204,973,167,477		191,551,869,831
	- Total Shareholders’ Equity/Ratio to Capital Stock (%)	3,160.7		8,766.7
	3. Main Reasons for Changes in Sales or Profits/Losses	Decrease in revenue and increase in total operating expenses
	4. Date of Board Resolution	N/A
- Attendance of Outside Directors	Present (No.)
	Absent (No.)
	- Attendance of Auditors (members of audit committee who are not outside directors)	-
	5. Scheduled Date of Shareholders’ Meeting	-
	6. Others	*This material was prepared based on the incomplete audit of the independent and is subject to change according to the independent auditors’ results.
	☐ Date of Relevant Disclosure	-

Item 2

Forecasts for Business Results (Fair Disclosure)

* The informationted,heretheis actualestimay.results
1. Details of Information
Period	January 1, 2005 ~ December 31, 2005
Details of	2005 Revenue 62.5 Billion KRW
Prospects · Forecasts	2005 Operating Profit 15 Billion KRW
2. Basis for Forecasts · Prospects	Conducted through internal research and analysis on future market.
3. Others
4. Selective Release
Information Providers	Management, IR Team, PR Team
Information Receivers	Institutional and Individual investors, Analysts, and Media.
(Scheduled) Time and Place of Information Release	February 14, 2005 after after fair disclosure.
5. Contact Point
Person Responsible for Disclosure	Kim, Won Seon CFO
Person in charge of Disclosure	Lee, Byung Joo Managing Director
Office in Charge	IR Team

Private Securities Litigation Reform Act Safe Harbor Statement
The matters set forth in this statement are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the investment cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of our reports filed with the SEC. We disclaim any responsibility to update these forward-looking statements.